UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

ReTo Eco-Solutions, Inc.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

G75271117
(CUSIP Number)

October 3, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)

☒   Rule 13d-1(c)

☐   Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   G75271117

1.	Names of Reporting Persons Merging Holding LTD
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,500,000(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,500,000(1)
9.	Aggregate Amount Beneficially Owned by Reporting Person 3,500,000(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.3%(1)(2)
12.	Type of Reporting Person (See Instructions) FI

(1)	Consists of 3,500,000 Common Shares held by Merging Holding LTD. Mr. Hailong Chen is the sole shareholder and CEO of Merging Holding LTD. and is deemed to beneficially own 3,500,000 Common Shares held by Merging Holding LTD.

(2)	Based upon 37,451,882 Common Shares outstanding as reported in the Issuer’s prospectus supplement, dated September 29, 2023, filed with the SEC on October 4, 2023 (the “prospectus supplement”), after taking into account the issuances of Common Shares in a registered direct offering pursuant to the prospectus supplement and a concurrent private placement as well as the issuance of Common Shares to a consultant.

CUSIP No.   G75271117

1.	Names of Reporting Persons Hailong Chen
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,500,000(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,500,000(1)
9.	Aggregate Amount Beneficially Owned by Reporting Person 3,500,000(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.3%(1)(2)
12.	Type of Reporting Person (See Instructions) IN

(1)	Consists of 3,500,000 Common Shares held by Merging Holding LTD. Mr. Hailong Chen is the sole shareholder and CEO of Merging Holding LTD and is deemed to beneficially own 3,500,000 Common Shares held by Merging Holding LTD.

(2)	Based upon 37,451,882 Common Shares outstanding as reported in the Issuer’s prospectus supplement, after taking into account the issuances of Common Shares in a registered direct offering pursuant to the prospectus supplement and a concurrent private placement as well as the issuance of Common Shares to a consultant.

Item 1(a).	Name of Issuer

ReTo Eco-Solutions, Inc. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

C/O Beijing REIT Tech Develop Co. Ltd. X-702, 60 Anli Road, Chaoyang District Beijing, China, 100001

Item 2(a).	Names of Persons Filing

This Schedule 13G is filed jointly by:

-	Merging Holding LTD
-	Hailong Chen

The foregoing persons are hereinafter referred to each as a “Reporting Person” or collectively as the “Reporting Persons.” Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person.

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

-	Merging Holding LTD No. 605, Building 4, Yayuan Community Anhui Beili, Chaoyang District Beijing, China, 100101

-	Hailong Chen No. 605, Building 4, Yayuan Community Anhui Beili, Chaoyang District Beijing, China, 100101

Item 2(c).	Citizenship

-	Merging Holding LTD – British Virgin Islands

-	Hailong Chen – People’s Republic of China

Item 2(d).	Title of Class of Securities

Common Shares

Item 2(e).	CUSIP Number

G75271117

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a) Broker or Dealer registered under Section 15 of the Exchange Act.

☐	(b) Bank as defined in Section 3(a)(b) or the Exchange Act.

☐	(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	(d) Investment company registered under Section 8 of the Investment Company Act.

☐	(e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

☐	(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

☐	(g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

☐	(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	(i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

☐	(j) Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

Not applicable.

Item 4.	Ownership The information required by Items 4(a)-(c) is set forth in Rows 5-11 of each Cover Page and is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below, each of the undersigned certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Exhibit Number	Description
1.	Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: October 13, 2023

Merging Holding LTD

By:	/s/ Hailong Chen
	Name:	Hailong Chen
	Title:	Chief Executive Officer

/s/ Hailong Chen
Name:	Hailong Chen

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)